UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Registrant held its 2023 Annual Meeting of Shareholders on August 25, 2023, at 11:00 a.m., local time, at Unit 911, Tower 2, Silvercord, 30 Canton Road, Tsimshatsui, Hong Kong SAR, China.

A total of 43,653,712.00 votes of the Registrant’s ordinary shares and preferred shares present in person or by proxy, representing 66.59% of the combined voting power of the ordinary shares and preferred shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business.

The following tables reflect the final tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. Each ordinary share is entitled to one vote, and each preferred share is entitled to six votes. The number of votes cast by preferred shares represented 5,000,000 preferred shares multiplied by six votes per share.

PROPOSAL 1:	Election of Directors

Nominee	For	Against	Abstain
Conglin (Forrest) Deng	40,999,589	4,233	2,500
Lionel Choong Khuat Leok	40,997,168	6,444	2,710
Tao Xu	40,997,141	6,471	2,710
Chuan Zhan	40,997,041	6,781	2,500
Panpan Wang	40,999,279	4,333	2,710

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	43,650,828	1,384	1,500

PROPOSAL 3:	Such other business as may properly come before the meeting or any adjournment thereof.

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	43,642,799	8,061	2,852

On August 28, 2023, the Registrant issued a press release announcing the results of its 2023 Annual Meeting of Shareholders. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit
99.1	Press release, dated August 28, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: August 28, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer